UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Marketing Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57061T102

(CUSIP Number)

June 22, 2012 (see Explanatory Note)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IN

* Beneficial ownership information above is as of June 22, 2012, the filing date of this Schedule 13G/A. Also see Explanatory Note.

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IA

* Beneficial ownership information above is as of June 22, 2012, the filing date of this Schedule 13G/A. Also see Explanatory Note.

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

CO

* Beneficial ownership information above is as of June 22, 2012, the filing date of this Schedule 13G/A. Also see Explanatory Note.

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advantage Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

PN

* Beneficial ownership information above is as of June 22, 2012, the filing date of this Schedule 13G/A. Also see Explanatory Note.

CUSIP No. 57061T102

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

VCAF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

OO

* Beneficial ownership information above is as of June 22, 2012, the filing date of this Schedule 13G/A. Also see Explanatory Note.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Marketing Worldwide Corporation, a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 2 is being filed on June 22, 2012 to reflect that the Filers no longer have (and have not had since May 25, 2012) beneficial ownership of any shares of Common Stock. Set forth in the chart below are all transactions in the Common Stock by the Filers from April 30, 2009 through the filing date of this Amendment No. 2, and the corresponding beneficial ownership of the Filers after giving effect to each such transaction (with the percentages being based on amounts of Common Stock outstanding obtained from the Company’s public filings). The beneficial ownership information contained in this Amendment No. 2 supersedes any inconsistent information contained in the following filings previously made by the Filers, which filings failed to take into account dividend shares which accrued in tranches beginning on June 30, 2009: Amendment No. 5 to Schedule 13D filed on September 30, 2009; Amendment No. 6 to Schedule 13D filed on July 28, 2011; Schedule 13G filed on August 1, 2011; and Amendment No. 1 to Schedule 13G filed on February 15, 2012.

Date	Transaction Type	Transaction Qty. (in Common Shares)	Cumulative Common Held By Filers post transaction	Common As Percentage of Shares Outstanding
4/30/2009			4,303,678	25.549%
5/28/2009	Dividends Received	785,000	5,088,678	28.864%
6/30/2009	Dividends Accrued	157,500	5,246,178	29.493%
9/30/2009	Dividends Accrued	157,500	5,403,678	29.772%
12/31/2009	Dividends Accrued	157,500	5,561,178	30.376%
3/31/2010	Dividends Accrued	157,500	5,718,678	30.027%
6/30/2010	Dividends Accrued	157,500	5,876,178	26.958%
9/30/2010	Dividends Accrued	157,500	6,033,678	27.482%
12/31/2010	Dividends Accrued	3,013,777	9,047,455	36.235%
3/31/2011	Dividends Accrued	4,405,594	13,453,049	29.524%
06/06/2011	Market Sale	-45,000	13,408,049	29.425%
06/07/2011	Market Sale	-150,000	13,258,049	29.096%
06/08/2011	Market Sale	-39,000	13,219,049	29.010%
6/30/2011	Dividends Accrued	3,985,324	17,204,373	27.743%
07/12/2011	Market Sale	-250,000	16,954,373	27.340%
09/21/2011	Market Sale	-118,940	16,835,433	27.148%
09/22/2011	Market Sale	-105,000	16,730,433	26.979%
09/26/2011	Market Sale	-1,380,738	15,349,695	24.752%
9/30/2011	Dividends Accrued	5,075,733	20,425,428	28.985%
11/09/2011	Market Sale	-219,826	20,205,602	28.673%
11/10/2011	Market Sale	-168,453	20,037,149	28.434%
11/15/2011	Market Sale	-100,000	19,937,149	28.292%
12/02/2011	Market Sale	-708,074	19,229,075	27.287%

12/21/2011	Market Sale	-755,550	18,473,525	26.215%
12/22/2011	Market Sale	-900,000	17,573,525	24.938%
12/27/2011	Market Sale	-1,517,062	16,056,463	22.785%
12/27/2011	Series A Conversion	4,499,998	20,556,461	29.170%
12/28/2011	Market Sale	-186,550	20,369,911	28.906%
12/29/2011	Market Sale	-730,000	19,639,911	27.870%
12/30/2011	Market Sale	-2,000,000	17,639,911	25.032%
12/31/2011	Dividends Accrued	15,144,231	32,784,142	19.973%
02/16/2012	Market Sale	-1,130,200	31,653,942	19.285%
02/17/2012	Market Sale	-75,000	31,578,942	19.239%
02/22/2012	Market Sale	-1,000,000	30,578,942	18.630%
02/27/2012	Market Sale	-972,700	29,606,242	18.037%
03/01/2012	Market Sale	-1,314,689	28,291,553	17.236%
03/02/2012	Market Sale	-859,395	27,432,158	16.712%
03/05/2012	Market Sale	-1,200,000	26,232,158	15.981%
03/08/2012	Market Sale	-250,000	25,982,158	15.829%
03/22/2012	Market Sale	-500,000	25,482,158	15.524%
03/27/2012	Market Sale	-1,450,000	24,032,158	14.641%
3/31/2012	Dividends Accrued	24,764,151	48,796,309	9.688%
04/12/2012	Market Sale	-6,600,000	42,196,309	8.378%
04/30/2012	Market Sale	-4,000,000	38,196,309	7.584%
05/01/2012	Market Sale	-1,923,672	36,272,637	7.202%
05/07/2012	Market Sale	-6,000,000	30,272,637	6.010%
05/08/2012	Market Sale	-100,000	30,172,637	5.991%
05/23/2012	Private Sale	-30,172,637	0	0.000%

Item 1.

(a)	The name of the issuer is Marketing Worldwide Corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 2212 Grand Commerce Drive, Howell, Michigan 48855.

Item 2.

(a)	This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), (iii) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and together with the Master Fund, the “Funds”), (iv) VCAF GP, LLC, a Delaware limited liability company (“VCAF GP”), which serves as the general partner of VCAF, and (v) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”). Each of the Funds is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The Funds directly beneficially own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager (and VCAF GP, with respect to the shares owned by VCAF) may be deemed to share with the Master Fund and VCAF voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited

P.O. Box 1234

113 South Church Street

Queensgate House

Grand Cayman KY1-1108

Cayman Islands

The principal business office of each of VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor

New York, New York 10019

USA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Explanatory Note.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012

ADAM BENOWITZ

VISION CAPITAL ADVISORS, LLC

VISION OPPORTUNITY MASTER FUND, LTD.

VCAF GP, LLC

VISION CAPITAL ADVANTAGE FUND, L.P.

By: /s/ Adam Benowitz_______________________

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as Managing Member of VCAF GP (for itself and on behalf of VCAF), and as a Director of the Master Fund